

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

April 7, 2009

By Facsimile (216) 241-0816 and U.S. Mail

Kristofer Spreen, Esq.
Calfee, Halter & Griswold LLP
1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114-2688

Re: LNB Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A, as amended
Filed on March 17 and March 24, 2009
File No. 000-13203

Dear Mr. Spreen:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1. Please provide updated disclosure regarding the complaint the Company filed against Mr. Osborne.

2. The Company's notice of annual meeting appears to refer readers to a yet identified website where shareholders can obtain proxy materials. In addition to providing the website address, please revise your materials to provide all of the information required in a Notice of Internet Availability of Proxy Materials pursuant to paragraphs (d) and (n)(4) of Exchange Act Rule 14a-16. Specifically, as required by 14a-16(d)(1), please include in the proxy statement itself a prominent legend in bold-face type that states "Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 28, 2009."

3. In the notice of annual meeting, the Company indicates that shareholders will "consider and vote upon two shareholder proposals, *if properly presented at the Annual Meeting…*" Please explain the meaning of the italicized language. What procedures must the proponents comply with in order to properly present their proposals? Are the proponents aware of such procedures?

Proposal 1 – Election of Directors, page 6

4. We note that you may introduce substitute director nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Please also note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1) and Item 7 of Schedule 14A.

How will proxies for the Annual Meeting be solicited?, page 5

5. We note that you may employ various methods to solicit proxies. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions